# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aptevo Therapeutics Inc., CIK 0001671584
CUSIP: 03835L702
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2401 4TH AVE., SUITE 1050, SEATTLE, Washington (WA), 98121
Date of event which requires filing of this statement: 05/25/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001666270

## Reporting persons
- NIOWAVE, INC.: type of reporting person: corporation (CO); citizenship or place of organization: Michigan (MI); sole voting power 151,723; shared voting power 0; sole dispositive power 151,723; shared dispositive power 0; aggregate amount beneficially owned 151,723 (12.2% of the class)
  Comment: The calculation of percentage owned is based on 1,246,105 outstanding shares referenced in the Form 10-Q filed with the SEC on May 13, 2026.

## Item 1. Issuer
Name of issuer: Aptevo Therapeutics Inc.
Address of issuer's principal executive offices: 2401 4TH AVE., SUITE 1050, SEATTLE, WASHINGTON, 98121

## Item 2. Person Filing
Name of person filing: Niowave, Inc.
Address of principal business office or, if none, residence: 1012 N Walnut St, Lansing, MI 48906
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 151,723
Percent of class: 12.18
Sole power to vote or to direct the vote: 151,723
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 151,723
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- NIOWAVE, INC.: Jaime A Lerma, Controller (06/22/2026)